AMENDED INVESTMENT ADVISORY AND SERVICE AGREEMENT

THIS AGREEMENT, dated and effective as of the 1st day of November, 2007, is made and entered into by and between THE BOND FUND OF AMERICA, INC., a Maryland corporation, (hereinafter called the “Fund”), and CAPITAL RESEARCH AND MANAGEMENT COMPANY, a Delaware corporation, (hereinafter called the “Investment Adviser”).  The parties agree as follows:

WITNESSETH

The Fund is an open-end diversified investment company of the management type, registered under the Investment Company Act of 1940 (the “1940 Act”).  The Investment Adviser is registered under the Investment Advisers Act of 1940 and is engaged in the business of providing investment advisory and related services to the Fund and to other investment companies.

NOW, THEREFORE, in consideration of the premises and the mutual undertaking of the parties, it is covenanted and agreed as follows:

1.         The Investment Adviser shall determine what securities and other assets shall be purchased or sold by the Fund.

2.         The Investment Adviser shall furnish the services of persons to perform the executive, administrative, clerical, and bookkeeping functions of the Fund, including the daily determination of net asset value per share.  The Investment Adviser shall pay the compensation and travel expenses of all such persons, and they shall serve without any additional compensation from the Fund.  The Investment Adviser shall also, at its expense, provide the Fund with necessary office space (which may be in the offices of the Investment Adviser); all necessary office equipment and utilities; and general purpose forms, supplies, and postage used at the offices of the Fund.

3.         The Fund shall pay all its expenses not assumed by the Investment Adviser as provided herein.  Such expenses shall include, but shall not be limited to, custodian, stock transfer and dividend disbursing fees and expenses; distribution expenses pursuant to a plan under rule 12b-1 of the 1940 Act; costs of the designing and of printing and mailing to its shareholders reports, prospectuses, proxy statements, and notices to its shareholders; taxes; expenses of the issuance, sale, redemption, or repurchase of shares of the Fund (including registration and qualification expenses); legal and auditing fees and expenses; compensation, fees, and expenses paid to directors; association dues; and costs of any share certificates, stationery and forms prepared exclusively for the Fund.

4.         The Fund shall pay to the Investment Adviser on or before the tenth (10th) day of each month, as compensation for the services rendered by the Investment Adviser during the preceding month, the sum of the following amounts:

(a)	0.30% per annum of the first $60 million of the Fund's average daily net assets during the month, plus
0.21% per annum on the portion of such net assets between $60 million and $1 billion, plus
0.18% per annum on the portion of such net assets between $1 billion and $3 billion, plus
0.16% per annum on the portion of such net assets between $3 billion and $6 billion, plus
0.15% per annum on the portion of such net assets between $6 billion and $10 billion, plus
0.14% per annum on the portion of such net assets between $10 billion and $16 billion, plus
0.13% on the portion of such net assets between $16 billion and $20 billion; plus
0.12% on the portion of such net assets between $20 billion and $28 billion; plus
0.115% on the portion of such net assets between $28 billion and $36 billion; plus
0.11% on the portion of such net assets in excess of $36 billion ("Net Asset Portion"), plus

(b)	2.25% of the Fund’s first $8,333,333 of monthly gross income, plus
2% of such income between $8,333,333 and $41,666,667, plus
1.75% of such income in excess of $41,666,667 ("Income Portion").

The Net Asset Portion shall be accrued daily based on the number of days per year. The net assets of the Fund shall be determined in the manner and on the dates set forth in the prospectus of the Fund, and on days on which the net assets are not determined, shall be as of the last preceding day on which the net assets shall have been determined.

The Income Portion shall be accrued daily and “gross income” for this purpose shall be determined in the same manner as gross income is determined for and reported in financial statements and shall not include gains or losses from the sale of securities.

For the purposes hereof, the net assets of the Fund shall be determined in the manner set forth in the Articles of Incorporation and prospectus of the Fund.  The advisory fee shall be payable for the period commencing on the date on which operations of the Fund begin and ending on the date of termination hereof and shall be prorated for any fraction of a month at the termination of such period.

5.         The Investment Adviser agrees to reduce the fee payable to it under this Agreement (a) by the amount by which ordinary operating expenses of the Fund for any fiscal year of the Fund, excluding interest, taxes and extraordinary expenses such as litigation, shall exceed the greater of (i) one percent (1%) of the average month-end net assets of the Fund for such fiscal year or (ii) ten percent (10%) of the Fund's gross investment income, and (b) by any additional amount necessary to assure that such ordinary operating expenses of the Fund in any year after such reduction, do not exceed the lesser of (i) one and one-half percent (1-1/2%) of the first $30 million of average month-end assets of the Fund, plus one percent (1%) of the average month-end net assets in excess thereof or (ii) twenty-five percent (25%) of the Fund's gross investment income.  Costs incurred in connection with the purchase or sale of portfolio securities, including brokerage fees and commissions, which are capitalized in accordance with generally accepted accounting principles applicable to investment companies, shall be accounted for as capital items and not as expenses.  Proper accruals shall be made by the Fund for any projected reduction hereunder, and corresponding amounts shall be withheld from the fees paid by the Fund to the Investment Adviser.  Any additional reduction computed at the end of the fiscal year shall be deducted from the fee for the last month of such fiscal year, and any excess shall be paid to the Fund immediately after the fiscal year end, and in any event prior to publication of the Fund's Annual Report as a reduction of the fees previously paid during the fiscal year.

6.         The expense limitation described in section 5 shall apply only to Class A shares issued by the Fund and shall not apply to any other class(es) of shares the Fund may issue in the future.  Any new class(es) of shares issued by the Fund will not be subject to an expense limitation.  However, notwithstanding the foregoing, to the extent the Investment Adviser is required to reduce its management fee pursuant to provisions contained in Section 5 due to the expenses of the Class A shares exceeding the stated limit, the Investment Adviser will either (i) reduce its management fee similarly for other classes of shares, or (ii) reimburse the Fund for other expenses to the extent necessary to result in an expense reduction only for Class A shares of the Fund.

7.         This agreement may be terminated at any time, without payment of any penalty, by the Directors of the Fund or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of the Fund, on sixty (60) days' written notice to the Investment Adviser, or by the Investment Adviser on like notice to the Fund.  Unless sooner terminated in accordance with this provision, this agreement shall continue until October 31, 2008.  It may thereafter be renewed from year to year by mutual consent; provided that such renewal shall be specifically approved at least annually by the Board of Directors of the Fund, or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of the Fund.  In either event, it must be approved by a majority of those Directors who are not parties to such agreement nor interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

8.         This Agreement shall not be assignable by either party hereto, and in the event of assignment (within the meaning of the 1940 Act) by the Investment Adviser shall automatically be terminated forthwith.  The term "assignment" shall have the meaning defined in the 1940 Act.

9.         Nothing contained in this Agreement shall be construed to prohibit the Investment Adviser from performing investment advisory, management, or distribution services for other investment companies and other persons or companies, nor to prohibit affiliates of the Investment Adviser from engaging in such business or in other related or unrelated businesses.

10.         The Investment Adviser shall not be liable to the Fund or its stockholders for any error of judgment, act, or omission not involving willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties hereunder.

11.         It is understood that the name “American Funds” or any derivative thereof or logo associated with that name is the valuable property of the Investment Adviser and its affiliates, and that the Fund shall have the right to use such name (or derivative or logo) only so long as this Agreement shall continue in effect.  Upon termination of this Agreement the Fund shall forthwith cease to use such name (or derivative or logo).

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in duplicate original by their duly authorized officers.

THE BOND FUND OF AMERICA, INC.	CAPITAL RESEARCH AND
MANAGEMENT COMPANY

By /s/ Abner D. Goldstine	By /s/ Timothy D. Armour
Abner D. Goldstine	Timothy D. Armour
President	President

By /s/ Kimberly S. Verdick	By /s/ Michael J. Downer
Kimberly S. Verdick	Michael J. Downer
Secretary	Vice President and Secretary